Exhibit 99.92

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on the Form 40-F of:

(i)	our report dated October 28, 2025, relating to the consolidated statement of financial position as at June 30, 2025, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year then ended of F3 Uranium Corp. which appears as Exhibit 99.78 to the Form 40-F; and

(ii)	our report dated October 28, 2024, relating to the consolidated statement of financial position as at June 30, 2024, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year then ended of F3 Uranium Corp. which appears as Exhibit 99.22 to the Form 40-F.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

December 12, 2025